09057121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 27 2009

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50397

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Imperial Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Avenue of the Stars, 9th Floor South
(No. and Street)

Los Angeles (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harry Chung (310) 246-3700
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

1900 Avenue of the Stars, 11th Floor (Address) Los Angeles (City) California (State) 90067 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2A AB 3/17

OATH OR AFFIRMATION

I, Harry Chung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Imperial Capital, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Harry Chung
Signature

Chief Financial Officer
Title

Jaclyn Nicole Isaac
Notary Public

JACLYN NICOLE ISAAC
Commission # 1777690
Notary Public - California
Los Angeles County
My Comm. Expires Nov 3, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Independent Auditors' Report

To the Members of
Imperial Capital, LLC
Los Angeles, California

We have audited the accompanying statement of financial condition of Imperial Capital, LLC (Company), as of December 31, 2008, that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Imperial Capital, LLC at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 24, 2009

Imperial Capital, LLC

Statement of Financial Condition

December 31,	2008
Assets	
Cash and cash equivalents (includes $17,011,503 held at Clearing Broker)	$ 22,038,358
Deposit with Clearing Broker	244,966
Investments at fair value	2,036,173
Corporate finance fees receivable	1,748,609
Prepaid expenses and other assets	3,616,945
Fixed assets, at cost, less accumulated depreciation of $5,423,363	7,874,281
Other intangibles, at cost, less accumulated amortization of $1,995,782	1,634,218
Goodwill	4,306,889
Total assets	$ 43,500,439
Liabilities and Members' Equity	
Liabilities	
Commissions and fees payable	$ 5,277,105
Accounts payable and accrued liabilities	8,271,956
Total liabilities	13,549,061
Commitments and Contingencies	
Members' equity	29,951,378
Total liabilities and members' equity	$ 43,500,439

See accompanying notes to statement of financial condition.

1. General Information and Accounting Policies

Imperial Capital, LLC, a Delaware Limited Liability Company (Company), was organized on July 22, 1997. The Company is a registered broker and dealer of securities under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company conducts business as an introducing broker and dealer in securities and provides brokerage and corporate finance services primarily to institutional clients from its California and New York offices.

The Company has an agreement (Agreement) with a clearing broker (Clearing Broker) to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Thus, with regard to possession or control requirements under Securities and Exchange Commission (SEC) Rule 15c3-3, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

The Company also maintains a "Special Account for the Exclusive Benefit of Customers" in accordance with the provisions of SEC Rule 15c3-3(k)(2)(i). Accordingly, with regard to the Reserve Requirement under SEC Rule 15c3-3, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Valuation of Investments

Investments are measured at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models, as determined by the Company's management.

1. General Information and Accounting Policies (Continued)

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. *Observable inputs* are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. *Unobservable inputs* are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Examples include active exchange-traded equity securities and most U.S. government and agency securities.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Examples include securities not traded on an exchange or reported in the NASD Automated Quotation system.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Examples include high-yield and distressed debt securities and restricted stock.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

1. General Information and Accounting Policies (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

Exchange-Traded Equity Securities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied. Equity securities not traded on an exchange or reported in the NASD Automated Quotation system and securities that are generally restricted from resale are valued at estimated fair value as determined by the Company's management.

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions and market price quotations (where observable). The Company also deals in high-yield and distressed debt securities. Determination of market value of high-yield and distressed debt securities and certain other securities may involve subjective judgment since the amount which may be realized in a sales transaction can only be determined by negotiation between parties to such a transaction. The amounts realized from future transactions may differ materially from the market values reflected in the statement of financial condition.

1. General Information and Accounting Policies (Continued)

Warrants

The Company may acquire warrants in the ordinary course of business for trading or investment purposes. Exchange-traded warrants are generally valued based on quoted prices from the exchange. Warrants not traded on an exchange are valued at estimated fair value as determined by the Company's management.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the related assets ranging from three to seven years. Leasehold improvements that are funded by landlord incentives or allowances are recorded as leasehold improvements. Leasehold improvements are amortized over the shorter of their estimated useful lives or the life of the lease. Lease incentives are recorded as deferred rent and amortized as reductions to lease expense over the lease term.

If facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed.

Goodwill and Intangible Assets

In accordance with SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*, identifiable intangible assets with finite lives are being amortized using the straight-line method over estimated useful lives of between two to three years, except for engagement letters, which are amortized based on the associated revenue recognized related to these letters. In addition, goodwill and intangible assets deemed to have indefinite lives are subject to annual impairment tests. As required by the provisions of SFAS 142, the Company evaluates goodwill for impairment on an annual basis on December 31 each year or more frequently if impairment indicators arise. A significant impairment could have a material adverse effect on the Company's financial position and results of operations. No impairment charges were recorded in 2008.

1. General Information and Accounting Policies (Continued)

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, the asset will be written down to its estimated fair value, which is based primarily on expected future cash flows. There were no impairments recorded during 2008.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ materially from those estimates.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes*, which establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

1. General Information and Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

FIN 48 is effective for fiscal years beginning after December 15, 2008. The adoption of FIN 48 is not expected to have a material impact on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS 157 establishes a common definition for fair value to be applied to US GAAP requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements.

In February 2008, FASB Staff Position (FSP) No. 157-2, *Effective Date of FASB Statement No. 157*, was issued. FSP 157-2 defers the effective date of SFAS 157 to fiscal years beginning after December 15, 2008 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The partial adoption of SFAS 157 on January 1, 2008 with respect to financial assets and financial liabilities recognized or disclosed at fair value in the financial statements on a recurring basis did not have a material impact on the Company's financial statements. See Note 3 for further information regarding the partial adoption of SFAS 157 and the fair value measurement disclosures for these assets and liabilities. The adoption of SFAS 157 with respect to the items within the scope of FSP 157-2 is not expected to have a material impact on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. This statement was effective beginning January 1, 2008. The Company did not elect the fair value option upon adoption.

1. General Information and Accounting Policies (Continued)

In December 2007, the FASB issued SFAS No. 141R, *Business Combinations*. SFAS 141R clarifies the definitions of both a business combination and a business and requires most identifiable assets and liabilities to be recorded at full fair value. SFAS 141R defines the acquisition date as the only relevant date for recognition and measurement of the fair value of consideration paid. This standard requires the acquirer to expense all acquisition related costs. This statement is effective for business combinations during fiscal years beginning after December 15, 2008. The Company has not determined the impact that SFAS 141R will have on its financial position and results of operations and believes that such determination will not be meaningful until the Company enters into a business combination.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities*. SFAS 161 amends and expands the disclosure requirements of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and requires entities to provide enhanced disclosures and disclosures about credit-risk related contingent features in derivative agreements. SFAS 161 is effective for reporting periods beginning after November 15, 2008. The adoption of SFAS 161 is not expected to have a material impact on the Company's financial statements.

In April 2008, the FASB issued FSP No. 142-3, *Determination of the Useful Life of Intangible Assets*. FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, *Goodwill and Other Intangible Assets*. This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. FSP 142-3 is effective for reporting periods beginning after December 15, 2008. The adoption of FSP 142-3 is not expected to have a material impact on the Company's financial statements.

2. Deposit with Clearing Broker

The Company maintains a deposit with the Clearing Broker to satisfy the requirement under its Clearing Agreement. At December 31, 2008, the entire deposit was held in a cash account.

3. Investments

The following table presents the Company's investments recorded at fair value as of December 31, 2008 based upon the fair value hierarchy in accordance with SFAS 157:

Investments	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance
Assets				
Common stocks and warrants	$ 29,820	$ 1,097,912	$ 537,430	$ 1,665,162
Corporate bonds	-	-	371,011	371,011
Total investments	$ 29,820	$ 1,097,912	$ 908,441	$ 2,036,173

Changes in Level 3 assets are measured at fair value on a recurring basis for the year ended December 31, 2008:

Investments	Beginning balance	Realized (losses) gains	Unrealized losses	Total realized and unrealized (losses) gains	Purchases, sales, other settlements and issuances, net	Ending balance
Assets						
Common stocks and warrants	$ 208,096	$ (20,181)	$ (445,043)	$ (465,224)	$ 794,558	$ 537,430
Bonds	957,280	92,672	(2,380)	90,292	(676,561)	371,011
	$ 1,165,376	$ 72,491	$ (447,423)	$ (374,932)	$ 117,997	$ 908,441

There were no net transfers in or out of Level 3 during 2008.

4. Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes

The Company may obtain warrants in the ordinary course of its business. The Company does not apply hedge accounting as defined in SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in this Statement are generally not applicable with respect to these financial instruments.

5. Fixed Assets

Fixed assets are composed of the following at December 31, 2008:

December 31,	2008
Computer hardware and software	$ 3,899,801
Leasehold improvements	7,027,039
Office equipment	767,480
Furniture and fixtures	1,603,324
Total	13,297,644
Less accumulated depreciation and amortization	(5,423,363)
	$ 7,874,281

6. Intangible Assets

In connection with an asset purchase agreement in 2007, the Company recorded certain intangible assets, which are composed of the following at December 31, 2008:

December 31,	2008
Non-compete agreements	$ 1,020,000
Engagement letters	2,040,000
Leads	570,000
Total	3,630,000
Less accumulated amortization	(1,995,782)
Non-compete agreements	$ 1,634,218

The remaining useful lives for engagement letters, non-compete agreements and leads were six months, one year and two years, respectively.

6. Intangible Assets (Continued)

In addition to the initial purchase price, the asset purchase agreement provided for future earn-out payments up to $5,750,000 based upon satisfaction of the terms and conditions set forth therein. In accordance with SFAS No. 141, *Business Combinations*, future earn-out payments made during the year ended December 31, 2008 have been recorded as an additional cost of the acquired entity and treated as goodwill. The changes in the carrying amount of goodwill for the year ended December 31, 2008 are as follows:

		2008
Balance as of January 1, 2008	$	925,777
Goodwill acquired during the year		3,381,112
Balance as of December 31, 2008	$	4,306,889

7. Commitments and Contingencies

Leases

The Company leases office space and office equipment under noncancelable operating leases, which expire through May 2017. The future minimum rental payments under these agreements at December 31, 2008 are as follows:

Years ending December 31,		*Amount*
2009	$	3,051,797
2010		2,577,324
2011		2,395,691
2012		2,493,049
Thereafter		11,065,295
Total	$	21,583,156

Additionally, in connection with two operating office leases, the Company is required under the terms of the leases to maintain letters of credit with a bank acceptable to the landlords, totaling $1.9 million. As of December 31, 2008, there have been no amounts drawn under the letters of credit.

7. Commitments and Contingencies (Continued)

Legal Matters

The Company is, from time to time, involved in legal proceedings, regulatory actions, claims and litigation arising in the ordinary course of business. These matters are not expected to have a material adverse effect upon the Company's financial statements.

Indemnification Agreements

Under its bylaws and indemnification agreements, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director's serving in such capacity, that require it, subject to certain exceptions, to indemnify the officers and directors to the fullest extent authorized or permitted by its bylaws and California Law. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company believes the estimated fair value of these indemnification agreements is minimal and has no liabilities recorded for these agreements as of December 31, 2008.

The Company has agreed to indemnify its Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2008, there were no amounts to be indemnified to the Clearing Broker for these accounts.

8. Defined Contribution Plan

The Company maintains a 401(k) plan. Participation in this plan is available to all full-time employees employed by the Company for six months or longer. Employees may contribute up to a maximum employee contribution of $15,500. The Company generally matches 2% of the employee's compensation (up to the federal compensation limit). The Company may increase this match at its discretion. The Company match is 100% vested upon contribution by the Company.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $11,959,834, which was $11,259,247 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was .88 to 1 at December 31, 2008.

10. Off Balance Sheet Risk

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company's accounts.

The Company is a market maker for public corporations representing a wide variety of industries. The Company selects companies in which it makes a market based on a review of the current market activity and also to facilitate trading activity of its own clients. Market making activities may result in concentrations of securities, which may expose the Company to additional off-balance sheet risk.

10. Off Balance Sheet Risk (Continued)

The Company maintains its cash accounts primarily with banks located in California. The total cash balances are insured by the F.D.I.C. up to $250,000 per bank. The Company had cash balances on deposit with one California bank at December 31, 2008, which exceeded the balance insured by the F.D.I.C. in the amount of $5,518,076.

The Company enters into various transactions involving derivative financial instruments. These financial instruments include primarily options and warrants. Options are purchased and sold as a hedge against risk on existing securities or for speculative purposes.

Stock purchase warrants are occasionally received from corporate finance clients as part of the overall structured fee for services performed and are therefore, subject to varying degrees of market risk. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

11. SEC Rule 15c3-3

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provisions of Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) and (k)(2)(ii) exemptive provisions.

Imperial Capital, LLC

Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Year Ended December 31, 2008

BDO Seidman, LLP
Accountants and Consultants

Imperial Capital, LLC

Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Year Ended December 31, 2008

BDO

BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

To the Members of
Imperial Capital, LLC
Los Angeles, California

In planning and performing our audit of the financial statements of Imperial Capital, LLC (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Los Angeles, California
February 24, 2009